February 4, 2005


Ron Sparks
President and Chief Executive Officer
Medical Device Manufacturing, Inc.
200 West 7th Avenue
Collegeville, Pennsylvania 19426-0992

Re:	Medical Device Manufacturing, Inc.
	Amendment No. 4 to Registration Statement on Form S-4
      Filed January 27, 2005
	File No. 333-118675

Dear Mr. Sparks:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Critical Accounting Policies - Page 61

1. See prior comment 2. We note your disclosure that your provision for sales returns is recorded net of the value of inventory. Please note that your accounting policies should comply with U.S. GAAP as previously noted by the Staff. Please revise. That is, you should adopt policies that comply with U.S. GAAP and disclose those policies for each period presented. Then, you should restate your financial statements to properly reflect the adoption of those policies if the difference between actual amounts recorded by the company and the amounts that should have been recorded under GAAP are material. Otherwise, you should consider those differences on your passed adjustments schedule to determine whether or not passed adjustments are material in the aggregate to the financial statements. We do not believe that it is appropriate to adopt policies that do not comply with U.S. GAAP in your U.S. GAAP financial statements.

Consolidated Financial Statements - Page F-1

Note 5, Goodwill and Other Intangible Assets - Page F-17

2. We see from Schedules A and B provided in response to comment 4 that actual net sales for ATM for 2001 were $14.1 million. Forecasted net sales for 2002 according to Schedule A were $15.5 million. If the total revenue lost in 2002 was $3.8 million as a result of the loss of these two customers, please supplementally explain for us the revenue per Exhibit 6 for 2002 of $1.4 million. How does a $3.8 million loss of revenue account for a decline in net sales from 2001 to 2002 of 90%? Please note that you should discuss all significant factors leading to the impairment loss in your disclosure in MD&A and the financial statements.

3. See prior comment 4. Schedule B did not include the determination of the implied fair value of your goodwill. Please supplementally confirm that you properly performed the second step of the goodwill impairment test under paragraphs 20 - 21 of SFAS 142.

* * * * *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Heather Tress at (202) 824-5263 or Kate Tillan at (202) 942-2861 if you have questions regarding comments on the financial statements and related matters. Please contact Donald C. Hunt at (202) 824-5662 or me at (202) 942-7924 with any other questions.


      Sincerely,



							David Ritenour
							Special Counsel


cc:	Christopher J. Walsh, Esq. (via fax)
	Scott A. Berdan, Esq. (via fax)


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Mr. Ron Sparks
Medical Device Manufacturing, Inc.
February 7, 2005
Page 1